Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Formation

Lantronix International AG	Switzerland

Lantronix Europe GmbH	Germany

Lantronix India Private Limited	India

Lantronix Holding Company	Delaware, USA

Subsidiaries of Lantronix International AG

Subsidiary	Jurisdiction of Formation

Lantronix Netherlands B.V.	Netherlands

Lantronix Hong Kong Limited	Hong Kong

Lantronix Japan K.K.	Japan

Lantronix UK Ltd.	United Kingdom

Lantronix Australia Pty. Ltd.	Australia